January 24, 2019

Via EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Ingram:

Re:	Genesys Industries, Inc ( the “Company”)
Post-Eeffective Amendment to Form S-1
Filed November 1, 2017
File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response.

General

1. We note your response to comment 1 of our letter dated November 15, 2017. We continue to believe, however, that you are a shell company as that term is defined in the federal securities laws. The steps you cite in support of your belief that you are not a shell company consist of either operations conducted by other parties, such as your CEO funding development of leasehold improvements, or are planning activities that have yet to produce any business operations that are greater than nominal or have an impact on your financial statements. Accordingly, please file an amendment disclosing your status as a shell company.

RESPONSE: Respectfully, the Company does not believe that it is a shell company for the foregoing reasons:

The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 because Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company. Specifically, Rule 12b-2 defines “shell company” as a registrant that as (A) no or nominal operations; and (B) either: (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets (emphasis added). Thus, if a registrant can prove it has more than nominal operations, it cannot be considered a shell company as defined in Rule 12b-2.

The determination as to whether a registrant’s operations are more than nominal is a case-by-case analysis. In this regard, the Company believes that the following factors indicate that its operations are more than nominal and therefore the Company should not be deemed a shell company:

The Company since the initial letter has patiently been developing its business and the company has filed its audited financials for period ending 6/30/2018 and quarterly filings for the period ending 9/30/2018. Some of the business highlights below, more details can be found in the filings.

Revenues For the year ended June 30, 2018, we earned revenue of $236,858, compared to $1,357 for the year ended June 30, 2017; an increase of $235,501. Revenue was all from products shipped since March 5th as a result of the commencement of our business plan and operations

Revenues For the three months ended September 30, 2018, we earned revenue of $185,241, compared to $200 for the three months ended September 30, 2017.

Assets Total Assets were $527,051

Employees The Company had 12 new employees at period ending June 30, 2018.

2. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

RESPONSE: The Company has continued to file all its financial statements since inception and most recently its audited report on form 10-K.

3. Please file as exhibits all contracts representing lines of credit and bank term loan facilities. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company has filed as exhibits, all its bank loans agreements and others on its most recent annual report on form 10-K.

We hope that our letter has fully addressed the Staff’s comment. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

Genesys Industries, Inc.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President

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